UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66211 / January 23, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14703

In the Matter of **e-Smart Technologies, Inc., et al.** **Respondent.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO e-SMART TECHNOLOGIES, INC.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by e-Smart Technologies, Inc. ("Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on January 19, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to e-Smart Technologies, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

 1. e-Smart Technologies, Inc. (CIK No. 0001112999), a Nevada corporation located in New York, New York, designs, markets and sells biometric smart cards. At all times relevant to this proceeding, the securities of e-Smart Technologies, Inc. have been registered under Exchange Act Section 12(g). Prior to October 17, 2008, e-Smart's stock (symbol ESTT) was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group Inc. ("OTC Link") where it had no market makers and was not eligible for the "piggyback" exception of Exchange Act rule 15c2-11(f)(3). On October 17, 2008, the Commission suspended trading in e-Smart's stock pursuant to Exchange Act Section 12(k), and OTC Link subsequently delisted it.

 2. e-Smart Technologies, Inc. has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission, in that it has not filed an Annual Report on Form 10-K since May 28, 2009 for the period ending December 31, 2007 or periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ending September 30, 2007, which e-Smart filed on April 3, 2008.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

       Elizabeth M. Murphy
       Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.